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19006179

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
FEB 28 2019
Washington, DC

SEC FILE NUMBER
~~8-066734~~ 8-66734

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Innovation Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 N. Sepulveda Blvd., Suite 1300
(No. and Street)

El Segundo	CA	90245
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matt Sodl (310) 335-9333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Matthew J. Sodl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Innovation Capital, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Founding Partner, President & Managing Director

Title

See attached California Jurat

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], not Notary)

Signature of Document Signer No. 1	Signature of Document Signer No. 2 (if any)

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Los Angeles

BRENDA ANDREWS
Notary Public – California
Los Angeles County
Commission # 2229491
My Comm. Expires Feb 23, 2022

Place Notary Seal and/or Stamp Above

Subscribed and sworn to (or affirmed) before me on this 21 day of February, 2019, by
Date *Month* *Year*

(1) Matthew J. Fodl

(and (2) ________________),

Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature]
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Audited Report

Document Date: 12/31/18 Number of Pages: 2

Signer(s) Other Than Named Above: no other signer

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owner of Innovation Capital, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Innovation Capital, LLC (the "Company") as of December 31, 2018, the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 13, 2019

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

Innovation Capital, LLC
Statement of Financial Condition
December 31, 2018

ASSETS	
Cash	$487,646
Prepaid Expenses	17,147
Accounts Receivable	182,308
Other Assets	5,555
Total Assets	**$692,656**
LIABILITIES AND MEMBER'S EQUITY	
Accounts Payable	$19,213
Deferred Rent	58,690
Total Liabilities	**77,903**
MEMBER'S EQUITY	
Member's Equity	614,753
Total Member's Equity	**614,753**
Total Liabilities and Member's Equity	**$692,656**

The accompanying notes are an integral part of these financial statements.

Innovation Capital, LLC
Statement of Income
For the Year Ended December 31, 2018

REVENUES	
Fee Based Income	$1,462,685
Interest Income	109
Total Revenues	**1,462,794**
EXPENSES	
Occupancy Expenses	98,736
Payroll	638,593
Marketing	708
Insurance	164,549
Office Supplies	9,164
Professional Fees	217,505
Travel & Expenses Internal	77,902
Travel & Expense Client Reimbursable	21,383
Printing & Shipping	3,681
Utilities	13,974
Other Operating Expenses	50,689
Total Operating Expenses	**1,296,884**
Net Income (Loss) Before Income Tax Provision	**165,910**
Income tax provision	6,800
Net Income (Loss)	**159,110**

The accompanying notes are an integral part of these financial statements.

Innovation Capital, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2018

MEMBER'S EQUTIY

Balance at December 31, 2017	$456,443
Member's distributions	(800)
Net Income	159,110
Balance at December 31, 2018	**$614,753**

The accompanying notes are an integral part of these financial statements.

Innovation Capital, LLC
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash flow from operating activities:		
Net income (loss)		$ 159,110
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Accounts receivable	(182,308)	
Prepaid expense	(8,408)	
Increase (decrease) in liabilities:		
Accounts payable	2,856	
Other liabilities	(5,685)	
Deferred Rent	58,690	
Total adjustments		(134,855)
Net cash provided by (used in) operating activities		24,255
Net cash provided by (used in) in investing activities		-
Cash flow from financing activities:		
Capital distributions	(800)	
Net cash provided by (used in) financing activities		(800)
Net increase (decrease) in cash		23,455
Cash at beginning of year		464,191
Cash at end of year		$ 487,646
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ -	
Income taxes	$ 6,800	

The accompanying notes are an integral part of these financial statements.

1. GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Innovation Capital, LLC (the "Company"), was organized in the State of Louisiana on February 19, 2004. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is a wholly-owned subsidiary of Innovation Capital Holding, LLC (the "Parent").

The Company is engaged in business as a securities broker-dealer that provides several classes of services, including financial advisory services. The Company raises capital for corporate clients and provides financial advisory services related to mergers and acquisitions.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Investment banking fees are recognized when earned.

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

2. INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company operates as a limited liability company treated as a disregarded entity for tax purposes. As such, the Company is subject to a limited liability company gross receipts tax, with a minimum franchise tax. The Company files its tax returns using the accrual method of accounting. As of December 31, 2018, the income tax provision consists of the following:

Franchise tax	$800
Gross receipts	$6,000
Total income tax	$6,800

3. 401 (K) PLAN

Effective January 1, 2008, the Company adopted a Section 401(k) Plan (the "Plan"). All employees, 21 years of age or older, are eligible to make elective deferrals in the Plan, provided they have completed ninety (90) days of service. Contributions are discretionary, up to a maximum of 4% of employee compensation or 100% of employee deferral, whichever is less. For the year ended December 31, 2018, the Companymade a contribution of $ 19,800.

4. COMMITMENTS AND CONTINGENCIES

Commitments

In May 2018, the Company renegotiated the existing lease agreement for office space under a non-cancelable lease. The lease is now set to expire on August 31, 2021. The lease contains provisions for rent escalation based on increases in certain costs incurred by the lessor.

At December 31, 2018, the minimum annual payments are as follows:

COMMITMENTS AND CONTINGENCIES (continued)

From	To	Total	Number of Months
1/1/2019	5/31/2019	$ 49,644	5
6/1/2019	12/31/2019	$ 71,625	7
1/1/2020	5/31/2020	$ 51,161	5
6/1/2020	12/31/2020	$ 73,749	7
1/1/2021	5/31/2021	$ 52,678	5
6/1/2021	8/31/2021	$ 32,517	3

Total future obligation $ 331,374

As of December 31, 2018, rent expenses are $98,160.

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2018, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Litigation

The Company is periodically involved in legal actions and claims that arise as a result of events that occur in the normal course of operations. At this time, management does not believe that any of the company's pending legal matters will have a material adverse effect on the Company's financial statements.

Guarantees

In accordance with FASB ASC 460, Guarantees, the Company has issued no guarantees at December 31, 2018, or during the year then ended.

5. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June of 2009, the Financial Accounting Standards Board (the "FASB") implemented a major

restructuring of U.S. accounting and reporting standards. This restructuring established the Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

In May 2014, the Financial Accounting Standards Board ("FASB") updated the accounting guidance related to revenue recognition. The updated accounting guidance provides a single, contract-based revenue recognition model to help improve financial reporting by providing clearer guidance on when an entity should recognize revenue and by reducing the number of standards to which an entity has to refer. The core principle of the new standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The adoption of the new standard did not have a material impact on our net capital.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) ("ASU 2016-02"). ASU 2016-02 requires that, at lease inception, a lessee recognize in the statements of financial condition a right-of- use asset, representing the right to use the underlying asset for the lease term, and a lease liability representing the liability to make lease payments. The ASU also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of operations, while for operating leases, such amounts should be recognized as a combined expense in the statements of operations. In addition, ASU 2016-02 requires expanded disclosures about the nature and terms of lease agreements and is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. Early adoption is permitted. The Company is evaluating the effect of ASU 2016-02 on its statement of financial condition and on net capital.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3- 1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

Net capital and aggregate indebtedness change day to day, but on December 31, 2018, the Company

NET CAPITAL REQUIREMENTS (continued)

had net capital of $409,743 which was $404,549 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness $77,903 to net capital was 0.19 to 1, which is less than the 15 to 1 maximum allowed.

7. SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Innovation Capital, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2018

Computation of net capital		
Member's equity	$614,753	
Total Member's equity		**$614,753**
Less: Non-allowable assets		
Accounts receivable	(182,308)	
Prepaid expense	(17,147)	
Deposits	(5,555)	
Total non-allowable assets		(205,010)
Net Capital		**409,743**
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$5,194	
Minimum dollar net capital required	$5,000	
Net capital required (greater of above)		(5,194)
Excess net capital		**$404,549**
Aggregate indebtedness		**$77,903**
Ratio of aggregate indebtedness to net capital	0.19 : 1	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2018.

See Report of Independent Registered Public Accountant

INNOVATION CAPITAL, LLC

Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3

As of December 31, 2018

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

Innovation Capital, LLC
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2018

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owner of Innovation Capital, LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Innovation Capital, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Innovation Capital, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Innovation Capital, LLC stated that Innovation Capital, LLC met the identified exemption provisions throughout the year ended December 31, 2018, without exception. Innovation Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Innovation Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 13, 2019

☎ 818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

Innovation Capital
Investment Bankers

Assertions Regarding Exemption Provisions

We, as members of management of Innovation Capital ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the year ended December 31, 2018.

Innovation Capital

By:

Matthew J. Sodl
Founding Partner, President, & Managing Director

Innovation Capital, LLC
222 North Sepulveda Blvd., Suite 1300
El Segundo, CA 90245
Tel (310) 335-9333
Member FINRA/SIPC